OPEN TO THE PUBLIC INVESTING, INC.
(SEC I.D. No. 8-66049)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THIS STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL INFORMATION
ARE FILED PURSUANT TO RULE 17A-5(E)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66049

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Open to the Public Investing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Harrison St, FL5
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yifei Wang	347-675-6395	yifei@public.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Stephen Sikes_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Open to the Public Investing, Inc._____, as of _December 31_____, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PERRY DONDRE STEVEN
Notary Public, State of New York
No. 01PE6368561
Qualified in New York County
Commission Expires December 18, 20__

Notary Public

Signature:

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



pwc

Report of Independent Registered Public Accounting Firm

To the Stockholder of Open to the Public Investing, Inc. and Board of Directors of Public Holdings, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Open to the Public Investing, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 29, 2023

We have served as the Company's auditor since 2021.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017-6204
T: 646 471 3000/4000, www.pwc.com/us

OPEN TO THE PUBLIC INVESTING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

		December 31, 2022
Assets		
Cash and cash equivalent	$	4,543,464
Restricted cash		10,000
Receivables from clearing broker-dealer		1,141,892
Securities owned, at fair value		151,125
Investments in fractional shares held by users, at fair value		32,220,931
Due from affiliate		22,991
Other assets		818,049
Total assets	$	38,908,452
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	9,952
Accrued expenses		775,239
Securities sold, not yet purchased, at fair value		122,194
Repurchase obligation for investments in fractional shares held by users, at fair value		32,220,931
Due to affiliates		318,878
Other liabilities		18,508
Total liabilities		33,465,702
Commitments and contingencies (Note 8)		
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid in capital		38,570,933
Accumulated deficit		(33,128,283)
Total stockholder's equity		5,442,750
Total liabilities and stockholder's equity	$	38,908,452

The accompanying notes are an integral part of this statement of financial condition.

1. Operations

Open to the Public Investing, Inc. (the "Company") is a broker-dealer wholly-owned by Public Holdings, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a non-exchange member broker-dealer that acts as an introducing broker for retail users to engage in equity securities transactions through the Company's platform. The Company, acting as the agent of the user, introduces securities transactions and trades to be cleared through a clearing broker on a fully disclosed basis. Currently, the Company's products are only offered within the United States.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any user funds or securities and is exempt from requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting standards and principles in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair value measurements

The Company applies fair value accounting for all financial instruments that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash and cash equivalent

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Cash and cash equivalents balance includes cash held in banks and amounts held primarily in an interest-bearing money market account. The cash equivalent balance is carried at cost, which approximates fair market value.

Restricted cash

Restricted cash represents cash and cash equivalents that are subject to withdrawal or usage restrictions. The Company is required to maintain restricted cash deposits for merchant processing. These funds are restricted and have been classified as such on the Company's statement of financial condition due to the nature of the restriction.

Concentrations of credit risk

The Company has credit risk in that it maintains deposits with financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The maximum deposit insurance amount is up to $250,000 for interest and non-interest-bearing accounts, which is applied per depositor, per insured bank for each accounting ownership category. As of December 31, 2022, the Company had $3,833,605 held in financial institutions in excess of the FDIC insured limit.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash on deposit with financial institutions, the balances of which frequently exceed federally insured limits. On March 12, 2023, Signature Bank was swept into receivership and the FDIC was appointed as a receiver. The Company maintained and continues to maintain cash balances on deposit at Signature Bank. On March 12, 2023, the U.S. Treasury, Federal Reserve and FDIC rolled out emergency measures to fully protect all depositors of Signature Bank or any other financial institution that is placed into receivership by the FDIC. Subsequent to this event, the Company continued to maintain full access to its cash on deposit with Signature Bank. As a result, the Company does not anticipate any losses with respect to such balances. Refer to Note 10, *Subsequent Events*, for further information.

The Company is engaged in various trading and brokerage activities, predominantly with one counterparty, Apex Clearing Corporation ("Apex"). In the event Apex does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of Apex. It is the Company's policy to review, as necessary, the credit standing of each counterparty the Company transacts with. Additionally, the majority of the Company's revenue is derived from the relationship with Apex.

Receivables from clearing broker-dealer

Receivables from clearing broker-dealer include amounts receivable and cash on deposit with the Company's clearing organization counterparty to facilitate the settlement and clearance of transactions executed on the Company's platform.

Promotional programs

The Company owns an inventory of equity securities to be used as promotional rewards for users and new users they refer that open a new account. The inventory of equity securities to be used as promotional rewards are presented within Securities owned in the Company's statement of financial condition and are recorded at their fair value based upon quoted market prices. Shares are derecognized when they are claimed by the user and delivered to the users' account.

The Company offers cash rewards ranging from $150 to $10,000 to users who transfer accounts from one brokerage firm to the OTTP platform through the Automated Customer Account Transfer Service ("ACATS"). All eligible ACATS transfers received by Public during the promotion period will be aggregated for purposes of determining bonus entitlement. The cash bonus will be applied to qualifying accounts following the transfer initiation date.

Fractional share program

The Company offers fractional share investing which allows users the ability to buy and sell partial shares of equity securities and Exchange Traded Funds ("ETFs"). The Company accepts orders as low as $1.00. When a user places a buy order for a fractional share,

the order is rounded up to a whole share and the Company purchases the whole share from the market, with Apex providing the trade execution and clearing services. The Company receives the full share and splits the share between the fraction purchased by the user, which is transferred to the user's account that is held at Apex, and the fraction generated from rounding up to a whole share, which is retained by the Company in its inventory account. Multiple times per day, on a batch basis, the Company aggregates the retained fractional interests and sells whole shares back to the market. This process works in reverse when a user places a sell order with a fractional share.

These transactions result in fractional shares of equity securities held by users. Fractional shares held by users do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation). These financial assets are presented as investments in fractional shares held by users and a corresponding repurchase obligation for investments held by users in the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

These transactions also result in the Company maintaining an inventory of securities acquired in facilitating the fractional share program. These financial assets are presented within Securities owned in the Company's statement of financial condition. The Company measures its Securities owned and Securities sold, not yet purchased, at fair value at each reporting period. The Company does not earn revenue from users when they purchase or sell fractional shares through the Company's platform.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The guidance in ASC Topic 740 states that an "enterprise shall initially recognize the financial statement effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination." "More likely than not" for this purpose is defined as a likelihood of greater than 50% based on the facts, circumstances, and information available at the reporting date. The Company has evaluated its tax positions for all open tax years and has concluded that there are no material unrecognized tax benefits or uncertain tax positions at December 31, 2022.

3. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The were no recently issued accounting pronouncements adopted by the Company in the current year.

Recent Accounting Pronouncements Not Yet Adopted

There are no recently issued accounting pronouncements not yet adopted that the Company believes are applicable or would have a material impact on the Company's statement of financial condition.

4. Fair Value Measurements

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, the Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2022, the types of instruments valued based on quoted market prices for the same instrument in active markets include publicly traded stocks owned by the Company. Such instruments are classified within Level 1 of the fair value hierarchy. The Company did not have any instruments classified within Level 2 or Level 3 as of December 31, 2022.

The valuation techniques used for the Company's instruments measured at fair value and their classification in the valuation hierarchy are summarized below:

The following tables summarize the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022			
	Level 1		Total	
Assets:				
Equity securities – user-held fractional shares	$	32,220,931	$	32,220,931
Equity securities – securities owned		151,125		151,125
Total financial assets:	$	32,372,056	$	32,372,056

	December 31, 2022			
	Level 1		Total	
Liabilities:				
Equity securities – repurchase obligations	$	32,220,931	$	32,220,931
Equity securities – securities sold, not yet purchased		122,194		122,194
Total financial liabilities:	$	32,343,125	$	32,343,125

For the Company's other financial instruments, which consist of cash and cash equivalents, restricted cash, and receivables from clearing broker-dealer, it is estimated that the carrying amount approximated fair value because of the short term nature of these instruments.

5. Receivables from Clearing Broker-Dealer

Receivables from the Company's clearing broker counterparty totaled $1,141,892 as of December 31, 2022.

6. Affiliate Transactions

Included in the statement of financial condition are balances due to and due from affiliates resulting from transactions with certain affiliates under the terms of various agreements:

The Company incurred expenses from the Parent including occupancy and access to its trading platform. The Parent also allocates a portion of employee stock-based compensation to the Company, for which the Company records an offsetting liability and reimburses the Parent.

The Company reimburses an affiliate for payroll costs of affiliate employees for the proportion of such employee's total work performed on behalf of the Company.

The Company provides certain broker dealer services to an affiliate and receives reimbursements for fees incurred on behalf of the affiliate.

Affiliate assets and liabilities are presented as Due from affiliate and Due to affiliates. The Due to affiliates balance comprises the resulting receivables and payables from the affiliate agreements disclosed above.

During the year ended December 31, 2022, the Parent made a cash contribution of $10,000,000 to the Company.

7. Income Taxes

For the year ended December 31, 2022, the effective tax rate differed from the statutory federal rate of 21% primarily due to the impact of state taxes, stock compensation, and valuation allowances placed on the Company's deferred tax assets.

Net deferred tax assets (liabilities) consisted of the following components at December 31, 2022:

		December 31, 2022
Deferred tax assets (liabilities):		
Accrued expenses	$	2,977
Net operating losses		7,513,630
Gross deferred tax assets		7,516,607
Less - valuation allowance		(7,516,607)
Net deferred tax assets (liabilities)	$ $	-

As of December 31, 2022, federal operating losses of approximately $30,551,821 and state operating losses of approximately $16,379,486 were available to offset future taxable income, respectively. As of December 31, 2022 approximately $2,517,763 of federal net operating losses begin to expire in the years ending December 31, 2033, through 2037 and $28,034,058 federal net operating losses have an indefinite life. As of December 31, 2022 some of the state net operating losses begin to expire in the years ending December 31, 2033 through 2042 and others have an indefinite life.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the three-year period ended December 31, 2022. Such objective evidence limits the ability to consider other subjective evidence, such as management's projections for future growth. On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $7,516,607 has been recorded based on management's assessment that deferred tax assets are not realizable on a more-likely-than not basis. Management will continue to assess the realization of deferred tax assets at each period based on income results and available sources of income that can be relied upon to realize deferred tax assets.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company's domestic NOL may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company does not have any ongoing or previously completed audits by any Federal or State authorities. Tax years 2018-2021 are still open by statute.

8. Commitments & Contingencies

Legal and Regulatory Proceedings

The Company is subject to contingencies arising in the ordinary course of our business, including contingencies related to legal, regulatory investigations, and other legal proceedings. Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the statement of financial condition.

The Company is currently involved in two ongoing investigations by FINRA's Department of Enforcement, one of which focuses on the Company's fully-paid securities lending program and the other on the Company's execution quality reviews. While the outcome of these proceedings remains uncertain, the Company's management believes that the investigation focused on the Company's execution reviews has a reasonable probability of resulting in a fine, the size of which is reasonably estimable; this contingency is reflected on the Company's statement of financial condition. The outcome the investigation relating to fully-paid securities lending remains uncertain and the Company cannot estimate the potential impact, if any, on its business or statement of financial condition at this time.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2022, the Company's net capital was $4,630,324 which was $4,380,324 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.24 to 1.

10. Subsequent Events

The Company considers events or transactions that occur after the date of the statement of financial condition but prior to the issuance of the statement of financial condition to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated for subsequent events through March 29,2023, the date of the statement of financial condition was issued.

Signature Bank

In March 2023, Signature Bank ("Signature") was placed in receivership with the FDIC. Please refer to Note 2 for further details regarding risks related to balances held with the bank.

Capital contribution from Parent

Subsequent to the date of the statement of financial condition, the Parent contributed $3,500,000 in capital to the Company.

There have been no additional material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Company's statement of financial condition as of December 31, 2022.